SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    535919203
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 5, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            3,646,743

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            3,646,743

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,646,743

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.11%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,646,743

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,646,743

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,646,743

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.11%

14 TYPE OF REPORTING PERSON
            OO

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,646,743

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,646,743

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,646,743

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.11%

14 TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            6,290,639

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            6,290,639

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,290,639

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.37%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            2,271,334

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            2,271,334

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,271,334

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.94%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            869,954

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            869,954

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            869,954

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.74%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            9,431,927

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            9,431,927

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,431,927

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.05%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            5,155,042

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            5,155,042

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,155,042

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.40%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            5,155,042

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            5,155,042

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,155,042

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.40%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            14,586,969

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            14,586,969

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,586,969

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.45%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            14,586,969

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            14,586,969

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,586,969


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.45%

14 TYPE OF REPORTING PERSON
            OO

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            14,586,969

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            14,586,969

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,586,969

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.45%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            14,586,969

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            14,586,969

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,586,969

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.45%

14 TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            14,586,969

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            14,586,969

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,586,969

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.45%

14 TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  535919203

1  NAME OF REPORTING PERSON
            Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            18,233,712

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            18,233,712

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            18,233,712

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.56%

14 TYPE OF REPORTING PERSON
            IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 18,233,712 Shares (including approximately 130,382 Shares that may be deemed to be beneficially owned as a result of the ownership of $1,154,000 in aggregate principal amount of Lions Gate Entertainment Inc.'s 2.9375% Convertible Senior Subordinated Notes due 2024 (the "2024 Notes") and $429,000 in aggregate principal amount of Lions Gate Entertainment Inc.'s 3.625% Convertible Senior Subordinated Notes due 2025 (the "2025 Notes" and together with the 2024 Notes, the "Notes")). (1) The aggregate purchase price of the Shares and Notes purchased by the Reporting Persons collectively was $122,155,783. The source of funding for the purchase of the Shares and Notes was the general working capital of the respective purchasers.

(1) The indenture governing the 2024 Notes states that such notes are convertible, at the option of the holder, into 86.9565 Shares per $1,000 principal amount of 2024 Notes, which is equivalent to a conversion price of approximately $11.50 per Share, only if certain events specified in the indenture governing such Notes occur. The indenture governing the 2025 Notes states that such notes are convertible, at the option of the holder, into
70.0133 Shares per $1,000 principal amount of 2025 Notes, which is equivalent to a conversion price of approximately $14.28 per Share, at any time. Although (i) the conversion of the 2024 Notes is subject to the occurrence of events specified in the indenture governing such notes and (ii) the conversion prices of both series of Notes as stated in the applicable indentures are in excess of the current market value of the Shares, under the Rules set forth in Regulation 13D the Reporting Persons may be deemed to beneficially own approximately 130,382 Shares that may be acquired by the Reporting Persons upon conversion of the Notes held by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 18,233,712 Shares (including approximately 130,382 Shares that may be deemed to be beneficially owned as a result of the ownership of $1,154,000 in aggregate principal amount of 2024 Notes and $429,000 in aggregate principal amount of 2025 Notes), representing approximately 15.56% of the Issuer's outstanding Shares (based upon the sum of (i) 117,032,091 Shares stated to be outstanding as of May 22, 2009 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on June 1, 2009 for the fiscal year ended March 31, 2009 and (ii) approximately 130,382 Shares that may be deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange
Act). (1)

(1)  See footnote 1 to Item 3 above.

     The first paragraph of Item 5(b) of the Initial 13D is hereby amended and restated in its entirety as follows:

     (b) High River may be deemed to have sole voting power and sole dispositive power with regard to 3,646,743 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Hopper, Barberry and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master may be deemed to have sole voting power and sole dispositive power with regard to 6,290,639 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such
Shares. Icahn Master II may be deemed to have sole voting power and sole dispositive power with regard to 2,271,334 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master III may be deemed to have sole voting power and sole dispositive power with regard to 869,954 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners may be deemed to have sole voting power and sole dispositive power with regard to 5,155,042 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

     Item 5(c) of the Initial 13D is hereby amended to add the following:

     The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


Name of             Date of              No. of  Shares           Purchase Price
Reporting           Transaction          Purchased                Per Share(US$)
Person

High River             May 1, 2009             (1) 8,685                    (2)
----------------------------------- --------------------- ----------------------
High River            June 3, 2009                63,680                $5.3682
----------------------------------- --------------------- ----------------------
High River            June 4, 2009               100,000                $5.4619
----------------------------------- --------------------- ----------------------
High River            June 5, 2009                98,761                $5.4694
----------------------------------- --------------------- ----------------------
Icahn Partners         May 1, 2009            (1) 12,382                    (2)
----------------------------------- --------------------- ----------------------
Icahn Partners        June 3, 2009               145,770                $5.3682
----------------------------------- --------------------- ----------------------
Icahn Partners        June 4, 2009               141,363                $5.4619
----------------------------------- --------------------- ----------------------
Icahn Partners        June 5, 2009               139,614                $5.4694
----------------------------------- --------------------- ----------------------
Icahn Master           May 1, 2009            (1) 14,911                    (2)
----------------------------------- --------------------- ----------------------
Icahn Master          June 3, 2009                85,995                $5.3682
----------------------------------- --------------------- ----------------------
Icahn Master          June 4, 2009               172,501                $5.4619
----------------------------------- --------------------- ----------------------
Icahn Master          June 5, 2009               170,363                $5.4694
----------------------------------- --------------------- ----------------------
Icahn Master II        May 1, 2009             (1) 5,382                    (2)
----------------------------------- --------------------- ----------------------
Icahn Master II       June 3, 2009                20,476                $5.3682
----------------------------------- --------------------- ----------------------
Icahn Master II       June 4, 2009                62,281                $5.4619
----------------------------------- --------------------- ----------------------
Icahn Master II       June 5, 2009                61,509                $5.4694
----------------------------------- --------------------- ----------------------
Icahn Master III       May 1, 2009             (1) 2,067                    (2)
----------------------------------- --------------------- ----------------------
Icahn Master III      June 3, 2009                 2,479                $5.3682
----------------------------------- --------------------- ----------------------
Icahn Master III      June 4, 2009                23,855                $5.4619
----------------------------------- --------------------- ----------------------
Icahn Master III      June 5, 2009                23,558                $5.4694
----------------------------------- --------------------- ----------------------

_________________________
(1)  See footnote 1 to Item 3 above.
(2) On May 1, 2009, the Reporting Persons' tender offer for Notes expired pursuant to its terms. A total of $154,000 in principal amount of 2024 Notes and $429,000 in principal amount of 2025 Notes were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, the Reporting Persons accepted for payment and paid for the tendered notes on May 4, 2009. The aggregate purchase price was $750 for each $1,000 of principal amount of 2024 Notes tendered and $730 for each $1,000 of principal amount of 2025 Notes tendered, in each case plus accrued but unpaid interest from the last interest payment date to, and including, the date of payment for the Notes by the Reporting Persons, or $115,738.75 in the aggregate for the 2024 Notes and $315,286.70 in the aggregate for the 2025 Notes.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The information regarding the Notes set forth in Item 5(c) above is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2009

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

IPH GP LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


              [Signature Page of Amendment No. 11 to Schedule 13D -
                         Lions Gate Entertainment Corp.]